

June 19, 2017

Andrew Fitzmaurice
Chief Executive Officer
Nord Anglia Education, Inc.
Level 12, St. George's Building
2 Ice House Street
Central, Hong Kong

Re: Nord Anglia Education, Inc.
Schedule 13E-3
File No. 005-88693
Filed June 9, 2017, by Nord Anglia Education, Inc., et al.

Dear Mr. Fitzmaurice:

We have reviewed the above-captioned filing, and have the following comments. Some of our comments ask for additional information so we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. If a belief is held that any of our comments do not apply under the current facts and circumstances or an amendment is appropriate, please advise us why in a response letter.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 13E-3

1. Please advise us why the filing persons believe the apparent introduction of the required substantive disclosures within the Special Factors section beginning at page 27 of the proxy statement is "the front of the disclosure document," or revise. See Rule 13e-3(e)(1)(ii).

Plans for the Company after the Merger, page 4

2. After the Merger and the deregistration of the shares, Nord will no longer be subject to the Exchange Act or the compliance and reporting requirements of the NYSE and the related direct and indirect costs and expenses. Revise to indicate explicitly, if true, that Nord and its affiliates will become the beneficiaries of the cost savings associated with Nord's no longer having to comply with the federal securities laws. Quantify this benefit to the extent practicable, and disclose the annual estimated savings that are attributable to bypassing these future compliance costs. Please also make conforming revisions to the "Primary Benefits and Detriments of the Merger." Refer to Item 7 and Item 1013 of Regulation M-A.

Reasons for the Merger and Recommendation of the Board, page 27

3. Please revise to state, if true, that the Board has produced the fairness determination on behalf of Nord. Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A, by their terms, apply to the subject company of the subject transaction as distinguished from the Board. The term "subject company" is defined in Item 1000(f) of Regulation M-A.

4. Please revise to include the reasons for the dissent or abstention expressed by the directors named at page 28, Jack Hennessy and Kosmas Kalliarekos, or direct us to where we may locate such disclosure within the proxy statement. See Item 1014(a) of Regulation M-A.

5. We noticed that the Special Committee adopted the analyses and the opinions of Houlihan Lokey in reaching its determination as to the fairness of the Transactions, including the Merger. The Special Committee does not appear to be an affiliate of Nord, and thus is not required to comply with Rule 13e-3. Revise to state how Nord complied with Item 1014(b) of Regulation M-A. Nord may expressly adopt the analyses of another party to the extent it opts not to expressly indicate the factors upon which it relied in reaching its fairness determination required under Item 1014(a) of Regulation M-A.

6. Notwithstanding the disclosures made at page 32, please revise to indicate, if true, that specific going concern was not calculated or considered by the Board in making its fairness determination on behalf of the subject company. Refer to Instruction 2(iv) of Item 1014 of Regulation M-A and Questions and Answers 20-21 in Exchange Act Release 17719 (April 13, 1981).

7. Please disclose whether or not the Board considered any firm offers of which the subject company is aware made by any unaffiliated person, other than the filing persons, during the past two years, pursuant to paragraph (viii) of Instruction 2 to Item 1014 of Regulation M-A. Refer also to General Instruction E of Schedule 13E-3 which requires negative responses.

8. Revise to affirmatively state, if true, that neither Nord nor the other filing persons retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction. Refer to Item 8 of Schedule 13E-3 and corresponding Item 1014(d) of Regulation M-A, as well as General Instruction E to Schedule 13E-3, the existence of which requires disclosure of negative responses.

9. We noticed the discussion regarding the elimination of the "majority of the minority" condition. Advise us, with a view towards revised disclosure, how Nord satisfied its disclosure obligation under Item 1014(c) of Regulation M-A.

10. Advise us, with a view toward revised disclosure, how the subject company complied with its disclosure obligation regarding whether or not the transaction was approved by a majority of directors not employed by Nord. Refer to Item 8 of Schedule 13E-3 and corresponding Item 1014(e) of Regulation M-A, as well as General Instruction E to Schedule 13E-3, the existence of which requires disclosure of negative responses.

11. Numerous references have been made to "independent directors" who comprised the membership of the Special Committee. A description on page 29 of this committee's role also indicates that these directors were "outside, non-employee" directors. Please clarify the exact basis upon which the term "independent" is being used to characterize these directors given their potential to benefit economically from the successful completion of the proposed transaction. In addition, please advise us of the basis for the statement on page 30 that each of these directors "has any financial interest in the Merger that is different from that of the Unaffiliated Holders" given their potential to benefit from consummation of the transaction in a way that is economically disproportional to "Unaffiliated Holders" as stated.

Exhibit 99(c)(2)

12. We noticed the disclosure here and within the proxy statement that indicated the financial advisor's materials "may not be disclosed…without Houlihan Lokey's express prior written consent." Other language included in this disclaimer is objectionable inasmuch as it states that the materials were: "provided solely for the information of the Special Committee" and "Houlihan Lokey disclaims any and all liability which may be based on the materials...." Please revise the disclosure statement to be mailed to shareholders to state, if true, that Houlihan Lokey has consented to the use of its materials by the filing persons for purposes of public disclosure in the Schedule 13E-3 and qualify the additional objectionable language to the extent left in the disclaimer. Alternatively, provide the disclosures recommended by the Division of Corporation Finance accessible via the link below as being necessary to clarify security holders' right to rely on such materials.
http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

  We remind you that each of the filing persons and their respective managements are responsible for the accuracy and adequacy of the disclosures within the filings each has made notwithstanding any review, comments, action or absence of action by the staff.

  You may contact the undersigned at (202) 551-3266 with any questions.

        Sincerely,

        /s/ Nicholas P. Panos

        Nicholas P. Panos
        Senior Special Counsel
        Office of Mergers and Acquisitions

cc: Bradley C. Faris, Esq.
Alexander Cohen, Esq.
Dominik Sklenar, Esq.
Latham & Watkins LLP